

Mail Stop 4631

November 6, 2009

Mr. David Lee
Chief Executive Officer
BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, CA 91387

      Re: BioSolar, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               Form 10-Q for the Fiscal Quarter Ended June 30, 2009
               File No. 333-138910

Dear Mr. Lee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

                             Sincerely,

                             John Cash
                             Accounting Branch Chief